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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF OCTOBER 2001

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                                 (525) 201-0800

     The registrant files annual reports under cover of Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Financial Statements (Unaudited):
  Condensed Balance Sheets as of September 30, 2001 and
     December 31, 2000......................................    2
  Condensed Statements of Operations for the three and nine
     months ended September 30, 2001 and 2000...............    3
  Condensed Statements of Cash Flows for the nine months
     ended September 30, 2001 and 2000......................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Operating and Financial Review and Prospects................    8

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................   $   15,821       $   24,625
  Restricted and segregated cash............................      182,078
  Insurance proceeds receivable (Note 1)....................                       235,338
  Accounts receivable, net..................................        3,793            7,902
  Prepaid insurance.........................................        4,157            7,312
  Due from related parties..................................        5,544            2,525
  Deferred income taxes.....................................        2,364
                                                               ----------       ----------
          Total current assets..............................      213,757          277,702
Satellites and equipment, net...............................      388,563          354,422
Concessions, net............................................      466,747          476,426
Prepaid insurance, non current..............................        4,035            6,597
Deferred financing costs, net...............................        6,505            8,195
Other assets................................................          431              235
                                                               ----------       ----------
          Total assets......................................   $1,080,038       $1,123,577
                                                               ==========       ==========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $    1,000       $    1,000
  Accounts payable..........................................        5,403            4,919
  Accrued expenses..........................................        7,815           11,332
  Due to related parties....................................        4,194            9,928
  Interest payable..........................................        5,678           14,610
  Deferred revenue -- customers.............................        1,019            3,957
  Deferred revenue -- Mexican government....................        2,200            2,200
  Deferred income taxes.....................................                         8,590
                                                               ----------       ----------
          Total current liabilities.........................       27,309           56,536
Accrued expenses, non current...............................       15,181           15,181
Deferred revenue -- Mexican government......................       77,285           78,935
Deferred income taxes.......................................       15,173           10,205
Long-term debt..............................................      555,250          571,000
                                                               ----------       ----------
          Total liabilities.................................      690,198          731,857
                                                               ----------       ----------
Commitments and contingencies (Note 6)
Stockholders' equity:
  Common stock..............................................      383,171          382,040
  Preferred stock...........................................       31,886           31,886
  Accumulated deficit.......................................      (25,217)         (22,206)
                                                               ----------       ----------
          Total stockholders' equity........................      389,840          391,720
                                                               ----------       ----------
          Total liabilities and stockholders' equity........   $1,080,038       $1,123,577
                                                               ==========       ==========

---------------
Note: The December 31, 2000 balance sheet has been derived from the audited financial statements at that date.

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                       THREE MONTHS ENDED      NINE MONTHS ENDED
                                                          SEPTEMBER 30,          SEPTEMBER 30,
                                                       -------------------    -------------------
                                                         2001       2000        2001       2000
                                                       --------   --------    --------   --------
Service revenue......................................  $ 30,906   $ 34,979    $ 97,610   $101,232
                                                       --------   --------    --------   --------
Operating expenses:
  Satellite operations...............................     4,906      4,890      14,881     14,465
  Selling and administrative expenses................     5,793      5,360      16,457     15,311
  License and management fees........................       765      1,878       2,764      4,095
  Depreciation expense and amortization of
     concessions.....................................    11,859     14,082      35,388     44,876
                                                       --------   --------    --------   --------
                                                         23,323     26,210      69,490     78,747
                                                       --------   --------    --------   --------
Operating income.....................................     7,583      8,769      28,120     22,485
Gain on in-orbit failure of Solidaridad 1............              103,114                103,114
Interest income......................................     1,948        292       7,752      1,095
Interest expense and amortization of deferred
  financing costs....................................   (13,187)   (16,732)    (43,838)   (49,935)
Net foreign exchange gain (loss).....................       124       (151)        100       (160)
                                                       --------   --------    --------   --------
Income (loss) before income taxes....................    (3,532)    95,292      (7,866)    76,599
Deferred income tax benefit (expense)................     9,268    (33,912)      5,986    (29,958)
                                                       --------   --------    --------   --------
Net income (loss)....................................     5,736     61,380      (1,880)    46,641
Preferred stock dividend requirement.................      (377)      (377)     (1,131)    (1,131)
                                                       --------   --------    --------   --------
Net income (loss) applicable to common
  stockholders.......................................  $  5,359   $ 61,003    $ (3,011)  $ 45,510
                                                       ========   ========    ========   ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
OPERATING ACTIVITIES
Net income (loss)...........................................  $ (1,880)   $ 46,641
Adjustments to reconcile net income (loss) to operating cash flow:
  Depreciation expense and amortization of concessions......    35,388      44,876
  Amortization of deferred financing costs..................     1,726       1,625
  Gain on in-orbit failure of Solidaridad 1.................              (103,114)
  Deferred revenue -- customers.............................    (2,938)     (2,941)
  Deferred revenue -- Mexican Government....................    (1,650)     (1,650)
  Deferred income taxes.....................................    (5,986)     29,958
  Interest income from restricted and segregated cash.......    (6,273)
Changes in assets and liabilities:
  Accounts receivable.......................................     4,109       2,410
  Prepaid insurance.........................................     5,717       9,773
  Accounts payable and accrued expenses.....................    (3,033)        852
  Interest payable..........................................    (3,961)     (7,822)
  Due from/to related parties...............................    (8,753)      4,194
  Deferred financing costs and other assets.................      (232)       (508)
                                                              --------    --------
Cash flow provided by operating activities..................    12,234      24,294
                                                              --------    --------
INVESTING ACTIVITIES
Use of restricted and segregated cash.......................    54,312
Construction in progress -- Satmex 6........................   (59,062)
Acquisition of equipment, net...............................      (788)     (1,215)
                                                              --------    --------
Cash flow used in investing activities......................    (5,538)     (1,215)
                                                              --------    --------
FINANCING ACTIVITIES
Use of restricted and segregated cash.......................       250
Repayment of senior secured notes...........................      (750)       (750)
Repayment of revolving credit facility......................   (15,000)    (15,000)
                                                              --------    --------
Cash flow used in financing activities......................   (15,500)    (15,750)
                                                              --------    --------
Increase (decrease) in cash and cash equivalents............    (8,804)      7,329
Cash and cash equivalents -- beginning of period............    24,625       6,450
                                                              --------    --------
Cash and cash equivalents -- end of period..................  $ 15,821    $ 13,779
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $ 52,480    $ 55,962
                                                              ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 29 nations and territories in the Latin American region.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V., ("Principia") acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $647 million through Firmamento Mexicano, S. de R. L. de C.V. ("Firmamento"). Loral owns 65% of Firmamento and Principia owns 35%. Principia holds 51% of Firmamento's voting interests. The remaining 25% of the capital stock of Satmex was retained by the Mexican government.

     On August 29, 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service and Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 2001, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of Satmex, included in Satmex's latest Annual Report on Form 20-F.

3.  SIGNIFICANT ACCOUNTING POLICIES

  Restricted and segregated cash

     In accordance with the Company's debt agreements, the insurance proceeds from the failure of Solidaridad 1 are restricted to use for debt service on the Company's senior secured notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At September 30, 2001, Satmex had $182.1 million of restricted and segregated cash of which $46.2 million is available for debt service on the senior secured notes and revolving credit facility and $135.9 million is available for the construction and launch of Satmex 6.

4.  ACCOUNTS RECEIVABLE

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
Customers...................................................     $ 5,745         $ 6,243
Value added tax recoverable.................................                       1,853
Other.......................................................         298           1,514
Allowance for uncollectible accounts........................      (2,250)         (1,708)
                                                                 -------         -------
                                                                 $ 3,793         $ 7,902
                                                                 =======         =======

5.  SATELLITES AND EQUIPMENT

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
Satellites..................................................    $ 409,119        $409,119
Equipment...................................................       25,645          24,627
Furniture and fixtures......................................        5,891           5,817
Leasehold improvements......................................        2,767           2,763
Construction in progress....................................        1,697           2,187
Construction in progress -- Satmex 6........................       62,234           3,172
                                                                ---------        --------
                                                                  507,353         447,685
Accumulated depreciation....................................     (118,790)        (93,263)
                                                                ---------        --------
                                                                $ 388,563        $354,422
                                                                =========        ========

6.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                                     (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Principia...................................................    $  2,508         $    605
Loral.......................................................                          583
Service companies...........................................                           17
Mexican government agencies.................................       3,036            1,320
                                                                --------         --------
                                                                $  5,544         $  2,525
                                                                ========         ========
AMOUNTS PAYABLE:
Loral.......................................................    $    842         $  6,275
Principia...................................................         193              380
Service companies...........................................       3,159            3,255
Firmamento..................................................                           18
                                                                --------         --------
                                                                $  4,194         $  9,928
                                                                ========         ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

     Transactions with related parties, not otherwise disclosed, are as follows:

  Revenue

     Revenue from related parties, primarily the Mexican government, was $11.4 million and $9.0 million for the nine months ended September 30, 2001 and 2000, respectively.

  Replacement Capacity

     Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $5.0 million for the nine months ended September 30, 2001, for providing capacity on its satellites.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the nine months ended September 30, 2001 and 2000, the management fee was $1.4 million and $2.6 million, respectively.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the nine months ended September 30, 2001 and 2000, the fee was $1.3 million and $1.5 million respectively.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land. The rent expense under this agreement was $235,000 and $213,000 for the nine months ended September 30, 2001 and 2000, respectively.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee. For the nine months ended September 30, 2001 and 2000, the fee was $787,000 and $740,000, respectively.

  Guarantee arrangements

     In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "projects," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company owes significant amounts of money. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statement.

     The following should be read in conjunction with the financial statements of the Company for the three and nine months ended September 30, 2001 and 2000 and the audited financial statements and notes thereto of Satmex, included in Satmex's latest Annual Report on Form 20-F.

OVERVIEW

     Satmex owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 29 nations and territories in the Latin American region.

     On August 29, 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service and Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

     In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion subsystem of the Xenon Ion Propulsion System ("XIPS"). The XIPS provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, the Company was able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Both the primary and the back-up subsystems are currently operating normally.

RESULTS OF OPERATIONS THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO SEPTEMBER 30, 2000

  Revenue

     Revenue for the third quarter of 2001 decreased $4.1 million to $30.9 million, as compared to $35.0 million for the third quarter of 2000. The decrease is due to contract cancellations and non-renewals from U.S. customers affected by the economic slowdown partially offset by higher average prices on Solidaridad 2 and Satmex 5. The failure of Solidaridad 1 did not have a significant effect on revenue for the third quarter of 2001 because most of its customers were provided with alternative capacity on Solidaridad 2, Satmex 5 or on satellites operated by Loral Skynet.

  Operating expenses

     Operating expenses decreased to $23.3 million in the third quarter of 2001, from $26.2 million in the third quarter of 2000, as described below.

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $4.9 million in each quarter. The third quarter of 2001 included the cost of replacement capacity on other satellites for customers on Solidaridad 1 of $1.7 million and increased salary expense, offset by a reduction in insurance expense related to Solidaridad 1.

     Selling and administrative expenses. Selling and administrative expenses in the third quarter of 2001 were $5.8 million as compared to $5.4 million in the third quarter of 2000. The increase is primarily due to higher compensation.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the three months ended September 30, 2001 and 2000, the management fee was $339,000 and $1.3 million, respectively. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the three months ended September 30, 2001 and 2000, the fee was $426,000 and $548,000, respectively. License and management fees decreased due to the Company's decrease in revenue.

     Depreciation and amortization. Depreciation expense for the third quarter of 2001 was $8.7 million as compared to $10.9 million for the third quarter of 2000. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after it ceased operating in August 2000. Amortization expense relating to the concessions was $3.2 million in each quarter.

  Interest income

     Interest income for the third quarter of 2001 was $1.9 million as compared to $292,000 for the third quarter of 2000. The increase is due to interest earned on the restricted and segregated cash of $1.8 million during the third quarter of 2001.

  Interest

     Total interest cost, including $1.1 million of capitalized interest related to the construction of Satmex 6, was $14.3 million in the third quarter of 2001 as compared to $16.7 million in 2000. Total interest cost decreased due to lower average outstanding debt in the third quarter of 2001 and lower interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange gain of $124,000 in the third quarter of 2001 and a loss of $151,000 in the third quarter of 2000. The peso remained stable against the dollar in each quarter.

  Deferred income tax benefit (expense)

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards. For the three months ended September 30, 2001, the Company recorded a deferred income tax benefit of $9.3 million on a loss before income taxes of

$3.5 million as compared to an expense of $33.9 million on income of $95.3 million for 2000. The change is primarily attributable to the current year tax benefit on the loss recognized for Mexican income tax purposes when remeasuring dollar denominated assets and liabilities into pesos and the net effect of inflation on the Company's monetary assets, liabilities and tax loss carryforward.

  Preferred stock dividend requirement

     The preferred stock dividend requirement was $377,000 in each quarter.

RESULTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO SEPTEMBER 30, 2000

  Revenue

     Revenue for the first nine months of 2001 was $97.6 million, as compared to $101.2 million for the first nine months of 2000. The decrease is due to contract cancellations and non-renewals offset by higher average prices on Solidaridad 2 and Satmex 5. The failure of Solidaridad 1 did not have a significant effect on revenue for the first nine months of 2001 because most of its customers were provided with alternative capacity on Solidaridad 2, Satmex 5 or on satellites operated by Loral Skynet.

  Operating expenses

     Operating expenses decreased to $69.5 million in the first nine months of 2001, from $78.7 million in the first nine months of 2000, as described below.

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $14.9 million for the first nine months of 2001, as compared to $14.5 million in the first nine months of 2000. The increase is primarily due to the cost of replacement capacity on other satellites for customers on Solidaridad 1 of $5.0 million and increased salary expense, offset by a reduction in insurance expense related to Solidaridad 1.

     Selling and administrative expenses. Selling and administrative expenses in the first nine months of 2001 were $16.5 million as compared to $15.3 million in the first nine months of 2000. The increase is primarily due to higher compensation.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the nine months ended September 30, 2001 and 2000, the management fee was $1.4 million and $2.6 million, respectively. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the nine months ended September 30, 2001 and 2000, the fee was $1.3 million and $1.5 million, respectively.

     Depreciation and amortization. Depreciation expense for the first nine month of 2001 was $25.7 million as compared to $35.2 million during the first nine months of 2000. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after it ceased operating in August 2000. Amortization expense relating to the concessions was $9.7 million in each period.

  Interest income

     Interest income for the first nine months of 2001 was $7.8 million as compared to $1.1 million for the first nine months of 2000. The increase is primarily due to interest earned on the restricted and segregated cash of $6.3 million

  Interest

     Total interest cost, including $1.7 million of capitalized interest related to the construction of Satmex 6, was $45.5 million in the first nine months of 2001 as compared to $50.0 million in 2000. Total interest cost decreased due to lower average outstanding debt in the first nine months of 2001 and lower interest rates on the Company's variable rate debt.

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  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange gain of $100,000 in the first nine months of 2001 as compared to a loss of $160,000 in the first nine months of 2000. The peso remained stable against the dollar in each period.

  Deferred income tax benefit (expense)

     For the nine months ended September 30, 2001, the Company recorded a deferred income tax benefit of $6.0 million on a loss before income taxes of $7.9 million, an effective rate of 76%, as compared to an expense of $30.0 million on income of $76.6 million, an effective rate of 39%, for 2000. The change in the effective rate is primarily attributed to the relative impact on income (loss) for each period of the inflation adjustment recognized for Mexican income tax purposes to update the Company's tax loss carryforward.

  Preferred stock dividend requirement

     The preferred stock dividend requirement was $1.1 million in each period.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2001, the Company had total debt of $556.3 million, and the Company was in compliance with all covenants governing its debt agreements. The Company's primary source of liquidity for working capital purposes is cash flow from operations. At September 30, 2001, the Company had cash and cash equivalents of $15.8 million. The Company believes that its cash flow from operations and the availability of its revolving credit facility will be adequate to service its interest and debt repayment requirements and ensure compliance with the covenants of its debt agreements. At September 30, 2001, Satmex had $182.1 million of restricted and segregated cash of which $46.2 million is available for debt service on the senior secured notes and revolving credit facility and $135.9 million is available for the construction and launch of Satmex 6.

     Cash used and provided. Net cash provided by operating activities for the nine months ended September 30, 2001 of $12.2 million, consisted of $18.4 million of funds generated by earnings before non-cash items and interest income on the restricted and segregated cash and decreases in accounts receivable of $4.1 million and prepaid insurance of $5.7 million; partially offset by an increase in accounts payable, accrued expenses and interest payable of $7.0 million, a net increase in the amounts due from/to related parties of $8.8 million and a decrease in deferred financing costs and other assets of $0.2 million. During the quarter ended September 30, 2001, the Company used $5.0 million of restricted and segregated cash for debt service.

     Cash used in investing activities for the nine months ended September 30, 2001 was $5.5 million. Capital expenditures in the first nine months of 2001 were $59.9 million as compared to $1.2 million in the first nine months of 2000. Capital expenditures for the first nine months of 2001 primarily related to the construction of Satmex 6, of which $54.3 million was funded through the use of the restricted and segregated cash account. Satmex believes that the funds available in the restricted and segregated cash account allocated for the construction and launch of Satmex 6 of $135.9 million and cash flow from operations will be sufficient to fund the on-orbit delivery of Satmex 6. Substantially all capital expenditures are denominated in U.S. dollars.

     Cash used in financing activities for the first nine months of 2001 was $15.8 million and reflects the scheduled repayment of the Company's senior secured notes of $750,000 and repayment of borrowings under the Company's revolving credit facility of $15 million, of which $250,000 was funded through the use of restricted and segregated cash.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on

                                        11
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whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company adopted SFAS 133, as amended, on January 1, 2001. The adoption of SFAS 133 did not have an effect on its earnings or financial position.

     In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), which replaces Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requirements certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. The adoption SFAS 140, on March 31, 2001 did not have an effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued Statement No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The Company will adopt SFAS 142 on January 1, 2002. The Company is currently evaluating the impact of adopting SFAS 142.

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company has not yet determined the impact that the adoption of SFAS 143 will have on its results of operations or its financial position.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Company is required to adopt SFAS 144 on January 1, 2002. The Company has not yet determined the impact that the adoption of SFAS 144 will have on its results of operations or its financial position.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia Pelini
                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer

Date: October 29, 2001